                                               Filed By Micron Electronics, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                                Subject Company: Interland, Inc.
                                                   Commission File No. 333-61368

Micron Electronics, Inc., held a conference call on June 21, 2001, relating to its financial results for the third quarter of fiscal 2001. During the call, representatives of Micron Electronics discussed the proposed merger with Interland. Attached as Exhibit A hereto is a transcript of the conference call.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission (which has not yet been declared effective), and Micron Electronics and Interland expect to mail a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

                                                                       Exhibit A
                                                                       ---------
                                                              MICRON ELECTRONICS
                                                          MODERATOR: STEVE LANEY
                                                     JUNE 21, 2001/8:00 A.M. CDT



Coordinator    Good morning, and welcome to the Micron Electronics HostPro Third
               Quarter Earnings Teleconference. Following today's presentation there will be a formal question and answer session. At that time instructions will be given, should you have a question, until that time all lines will remain in a listen only mode. At the request of Micron Electronics this conference is being recorded, should you object, you may disconnect at this time.

               I'd now like to turn the meeting over to today's host, Senior Vice-President and Chief Financial Officer, Mr. David Buckel. You may begin.

D. Buckel      Thank you. Good morning everyone, and welcome to the
               Micron Electronics Third Quarter 2001 Conference Call.

               With me on the call today is Joel Kocher, Chairman and Chief Executive Officer of Micron Electronics and HostPro. Following our prepared statements we'll open the call to questions and answers. As a reminder to those of you who would like to listen to this call later, a broadcast replay will be available at yahoobroadcast.com via nasdaq.com under symbol MUEI.

               During this conference call we will make projections and other forward-looking statements, including statements about the expected effects of the merger of Micron Electronics and Interland, the expected future operating results and cash resources of Micron Electronics and the combined company, the timing of the expected closing of the merger and the expected growth opportunities in the Web hosting market. Actual results may differ materially from those contained in these forward-looking statements. Factors which could affect these forward-looking statements, include but are not limited to: the ability to achieve expected operating efficiencies in connection with the Interland merger, the ability to operate within budgeted expense levels, both before and after the Interland merger, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the Interland merger to close, due to failure to obtain stockholder approvals or for other reasons, the impact of competition, customer acceptance of new products and services and the impact of liabilities that could carry over from Micron Electronics discontinued operations. Certain of these and other risks associated with Micron Electronic businesses are discussed in more detail in the public filings with the Securities and Exchange Commission, including its Annual Report on Form 10K, its Quarterly Reports on Form 10Q and it's Current Reports on Form 8K.

               Now it is my pleasure to turnover this call to Joel Kocher, Micron Electronics and HostPro's Chairman and CEO.

J. Kocher      Thanks Dave and good morning, and welcome to everyone
               joining us on the call or via the Web cast.

               I'm pleased also to welcome you David to your first call as Chief Financial Officer of Micron Electronics. Dave recently joined us from Applied Theory, a competitive hosting company, where he was the Chief Financial Officer. Dave will be back in a few minutes to provide more detail about the quarter, but I would like to begin with some highlights.

               Today's call represents a milestone for the Micron Electronics Company, because with the closing of our third quarter, we also gained final closure on our PC manufacturing past and complete our transformation to a leading pure-play Web hosting company. With the worsening macro PC Industry conditions and the well-reported problems experienced by the industry leaders, driving them to a full-scale price war, it seems clear that we were poorly positioned to survive the shakeout. Our PC operating performance in April and May was indicative of the fact that the price war would likely have drained our cash reserves just trying to survive, with virtually no chance of improving our long-term operating results.

               Consequently we believe this transformation-two years in the making-positions our company and our shareholders to take advantage of the tremendous growth opportunities of the emerging Web hosting market, which is forecasted to grow a 65% compounded rate over the next three years. We've successfully moved from being a second-tier player in a mature declining industry, to a top-tier player in an emerging industry, where we expect the business to be driven by and SME, small/medium business trend towards increasing mainstream business reliance on Web-based infrastructure. I think there can be little debate about that point. Most importantly, we now have a very clear path to profitability in the near term.

               Now to the third quarter fiscal results, overall, a very strong quarter for HostPro, across the board.

                    o Our EBITDA loss improved by $1.5 million compared to last quarter and by $12 million compared to three quarters ago.

                    o Gross margin rose again to 37%, up from the low of 23% compared to one year ago.

                    o Hosting sales grew greater than 10% for the sixth consecutive quarter, while most of our competitors are struggling to grow at all.

                    o Cash burn improved $3.7 million compared to last quarter and by $10.6 million compared to one year ago, even though sales have substantially increased.

               We believe we are in a very strong strategic position, once our acquisition of Interland is completed later this summer. We have achieved a strong scale position, hosting over 230,000 SME Web sites, positioning us number two in paid hosted Web sites in the world, behind Verio. Unlike the vast majority of our competitors, we have virtually no debt and are extremely well capitalized with a projected $200 million or better combined cash position at closing.

               The market has been dramatically overcapitalized the last few years, creating an unnatural over capacity and too many competitors, which has probably led us to the point we're at, with respect to the space today. We're now seeing a correct. We are now in the contraction side of the curve, as there is no more capital investments, and the sub scale, under capitalized players, are going bankrupt or soon will be. We will be a clear benefactor of this shakeout. We may choose to acquire their customers in the open market or perhaps even less expensively, by buying their accounts. When I say buying their accounts, I mean buying their accounts, without taking on their other assets, so literally the purchase of accounts without infrastructure or personnel. We view this as a viable option for us to accelerate achievement of our EBITDA and cash flow positive inflection point goals. Our primary objective is to achieve profitability as rapidly as possible. In lieu of Exodus' problems, we believe we have a legitimate opportunity to become the first public hosting company to attain free cash flow positive, and we are pursuing this goal in a Jihad-like fashion.

               The Interland acquisition clearly positions us with the scale and fixed cost absorption we need to springboard us to that profitability inflection point. We are pleased to report that the transaction has received Hart-Scott-Rodino clearance. We are also pleased to report the integration planning effort is proceeding ahead of schedule. We have engaged the world class integration consulting practice of A.T. Kearney to assist us in this effort, to expedite the results. We have already formed eight teams, which have been hard at work for several weeks now. We believe there are substantial revenue and cost synergy opportunities available to us and the projections are encouraging. For example:

                    o We should be prepared to launch on first day, post acquisition closing, with an integrated product suite.

                    o On the cost synergy front, we are already making very good progress. The two company's combined pro forma headcount in January was approaching 1300. The July exit is expected or projected to be approximately 1,000.

                    o Cash burn for both companies is down dramatically. Interland is now forecasting that they will bring cash to the expected closing in August.

                    o Overall, early integration progress is very encouraging.

               This would be a good time to discuss our strategy to focus on SME business-class hosting. I want to make it clear that we are not interested in the $10 resi-mercial Web site customer. Our business strategy is to target the industrial-strength SME company, with a high-efficiency service delivery model and sell customers up the solution stack. Thereby consistently increasing our ... and gross margins. This upselL is key, as the business-class SME customer is migrating more of their commerce and collaboration with their customers and suppliers, to the Internet. These customer view the Web as a way to increase sales and outsourcing critical business activities, which they are willing to pay for. Our primary customer is the bricks and mortar customer that is very serious about increasing their sales revenue and these customers are not experimenting. Their needs are increasing and yet we are still in the very early stages of the adoption curve. For example, at HostPro and Interland, we have seen our pro forma annualized ARPU's climb from $643 annually to almost $700 annually over just the last two quarters and we've barely scratched the surface. Collectively between one-third and one-half of our 2,100 managed dedicated customers where upgraded from a shared solution. We believe we are focused upon the sweet spot and are positioned for a 60% gross margin model, within the foreseeable future. Our model is geared to efficiency, not data center space. In fact, our evolving model is not data center centric at all, so we have much less fixed cost to absorb on our way to profitability. We call it, "Profit through efficiency," and is underpinned by a drive to four primary pillars:

                    1. First, efficiency, we see operational efficiency as key to reducing the cost of service delivery. Very low facility and data center exposure and higher asset utilization, this is the...of most of the major players who are in the business today.

                    2. Standardization of system platforms and product offerings

                    3. Ruthless cost control, which will enable value leadership positioning and improve our margins, which we are seeing very healthy, quarter to quarter improvement in gross margins.

                    4. An automation of all back-end functions and processes, including provisioning and monitoring of all of our Web sites. In other words, our model is one of scalability and shrink-wrap solutions, not customization.

               I might also mention that as a result of the inevitable "right-sizing" our competition, prices are very stable and see be rising slightly in the SME space. As the weaker players and the unsustainable subsidized models are shaking out, we have seen a few competitors even raise prices. This would include Interland.

               So despite the economy and dot com churn issues, we believe our operating performance demonstrates that we are clearly on the right path. We believe over the next few quarters it will become clear that we are not encumbered or plagued by the same model intrinsic problems of Exodus, Navasite and others. We have no debt to service and more importantly we do not have a model built upon national data center presence and difficult to scale customized enterprise solutions. For example, we currently have 40,000 square feet of data center space versus five million square feet for Exodus and 824,000 square feet for Verio. We have 40,000 square feet and plenty of room to expand. Our model is being architected for efficiency, scaleable and has lots of margin sensitivity to fixed cost absorption, because our fixed costs are smaller and are truly fixed. We deliver shrink-wrap solutions, one to many, not multiple customize one offs, which are very difficult to scale. We have a laser-like focus on achieving EBITDA positive and free cash flow positive, as quickly as possible. Given our capital position and progress on integration, we believe we are poised to accelerate our path to profitability and liquidity. We believe it is silly that MUEI is trading significantly below cash value, now that the PC business is gone. But we do accept the challenge to execute our way to a greatly improved valuation level and be the first public hosting company to achieve cash flow positive.

               Thank you and now over to you Dave, for a little more detail on the quarter.

D. Buckel      Thank you Joel. I'd like to expand on the Q3 highlights Joel provided, focusing on four key areas.

                    o    One our EBITDA progress and focus on profitability,

                    o two our growth rate and strategic position especially in context with the rest of the hosting industry,

                    o    three our cash position, and

                    o    four, future guidance for Q4 and beyond.

               The third quarter results demonstrate HostPro's ability to not only stay on target with our business plan, but in many cases exceed the goals set forth in our plan.

               First our EBITDA progress.

               As Joel said, we are relentlessly focused on driving new profitability, we had aggressively projected a $9 million EBITDA loss for the quarter, but we are reporting even better result of $8.1 million.

               What makes this achievement even more compelling is that we did this without sacrificing the quality of our revenue growth. In fact our hosting revenue grew 10% sequentially. Further, our overall gross margins continued to improve, rising to 37%, up from 23% just a few quarters ago. We can attribute this success to our ability to more efficiently service our recurring revenue base of customers. This same customer base is purchasing higher priced products, as evidenced by our steadily increased ARPU's.

               Total operating expense has gone down, not just in the percentage, but in real expense. Additionally our capital expenditures declined by $2.2 million and total operating expenditures declined again. That's the third quarter in a row, in which we have decreased our spending, while continuing to support higher revenues.

               I've already shared a couple growth metrics for the quarter, but let me expand on that.

               HostPro results for the third quarter remain strong, posting double-digit growth in hosting revenues for the sixth consecutive quarter. HostPro added 8,900 new paid hosted Web sites in the quarter, for a total of approximately 147,000.

               While many of our competitors have been experiencing slowing growth, HostPro's sales growth has remained very strong, which has helped to offset the increased churn that is resulting from continued economic failures. Despite overall economic conditions, HostPro is seeing no decrease, seeing no decrease in the demand for Web hosting from the SME market and in fact we have continued to experience record breaking sales weeks.

               The company's cash position remains very strong, a point that we believe is a major competitive advantage.

               The loss from discontinued operations, at just over $31 million was greater than anticipated. This loss can be attributed to the major downturn in demand for personal computers, which has continued to worsen across the PC industry and validates our decision to exit that business. With the sale of the business behind us, we are now able to focus exclusively on the growing Web hosting business opportunities and we will not be hampered by the decline in the PC industry. Effective June 1st, the first day of our fourth quarter, only the hosting business is included in the operating results. We are now strategically positioned to deliver shareholder value by focusing exclusively on our Web hosting business.

               As of the end of the quarter, we have $192 million of cash liquid and long-term investments on the books, plus significant collectible assets. Additionally, we either have or expect to collect significant cash from the sale our minority interest in Bird on a Wire and from the sale of our low margin dial access accounts to Earthlink. Current projections indicate that we will meet the cash requirements of our Interland acquisition agreement, so that no adjustment to share calculation is expected.

               Looking beyond Q4, with respect to the cash position, we are projecting that the net cash utilization for the combined companies will be between $65 million and $75 million, before becoming cash flow positive.

               Overall, management believes that the combined company is more than fully funded, with about three times the amount currently available on a pro forma basis.

               I would now like to talk about our forecast.

               Again, our focus is clearly on driving the business to profitability. Although we are in the envious position of having more than enough cash to meet our projections, we know that the street is not giving us any credit for that. If we were receiving credit, then we would not be trading below our cash value.

               The management teams at HostPro, along with the new management team members that will come from Interland, after the acquisition, all understand that. We know this because we are industry veterans who know how to run a business and have learned from past experience. Our team has experience at leading companies such as Dell Computers, WorldCom, BT, Sprint, Micron Electronics, Applied Theory, Covad and

               CyberCash among others. Thus our collective experience makes us clearly understand the importance of being profitable.

               Although we are disappointed that we are trading at less than cash, we all know that that will not change until we are profitable. Therefore we are taking the following steps to ensure profitability

                    o One, continued focus on higher margin products going forward, as such we are in the process of selling our low margin consumer dial-up connectivity counts and we have slowed down our low-margin equipment sales. Instead, we are solely focusing on selling our higher-margin, recurring Web hosting products.

                    o Two, we are examining a program that takes some of the projected marketing spend funds and we're using them to acquire accounts from companies who can no longer compete in our hosting universe. Such a process, if successful, could have an almost immediate effect on profitability, because theoretically we can absorb those customers at a lower cost. Because we are a leader in business hosting accounts, the marginal cost of obtaining new customers, in this manner, is lower than our current cost of goods. That means that this program, if successful, could lead us to profitability quicker than our current base projections.


               I would now like to supply you with some guidance for this quarter and beyond. We project continued revenue growth in our hosting business, though we expect the higher industry-wide churn rate of the past six months to continue for the next couple of quarters. For that reason we are conservatively ranging our projections for Q4 hosting revenue growth to sequentially be between 5% to 10% over Q3. We are also projecting continued improvement with our gross margins and expect to achieve approximately 40% in the fourth quarter.

               Finally, we reiterate our projection that we will become EBITDA positive within the first 12 months after our acquisition of Interland is complete. Furthermore, we will strive to improve on that projection through our account acquisition strategy and through continued operational improvements and efficiencies. We will be profitable and we will maintain significant cash balances as we get there.

               Thank you. Operator, at this time we'd like to open the line for questions.

Coordinator    Thank you Mr. Buckel. At this time we will begin our question and answer session. One moment while the questions register. Thank you, our first question comes from Andrew Simon of First Albany
               Asset Management.

A. Simon Thanks. I just wanted to clarify something that David said. I think I heard you say that you will have, at the end of the quarter you do have $192 million of cash, plus other receivables and minimal debt and expect to sell Bird on a Wire and some low margin accounts. But then I also think I heard you say you will need Interland's cash in order to not have to adjust the share ratio. So how much do you think you'll need from them and is there a risk of not getting it?

D. Buckel      Andrew that's almost correct, but what we said about the
               Interland cash is combined the companies will have over $200 million in cash. That has nothing to do with any formula. I believe what you're referring to is when we merge with Interland, we need to bring $200 million in cash, plus any receivables out there, less any liabilities.

               Now the formula is very simple, if you take our cash balance and you add all non-hosting receivables and you subtract all non-hosting liabilities, we need to get to $200 million. If we're under $200 million, say anywhere between $190 million and $200 million, then the exchange ratio changes by about seven-tenths of one percent. So it's just a formula, to make sure that we know what the exchange ratio is, in outlining the ownership.

A. Simon       Okay. But at the moment, go ahead, I'm sorry.

D. Buckel      It's a bonus that Interland is projected to come with extra cash, because that wasn't expected at first. So we're excited about that.

A. Simon So you do expect that you will be where you need to be, not to have to adjust the shares, is that what you were saying?

D. Buckel      Right now we expect, right now we see that the non-hosting receivables, less the non-hosting liabilities, we'll get there, yes.

A. Simon Okay. Then the next thing you said after that I didn't really understand and I apology. But something about $65 million to $75 million, I guess maybe that was, how much cash you think you'll have left, when you reach free cash flow break-even.


D. Buckel      Just the opposite. That's how much cash we expect to spend to get to get there, of the combined companies. So we think we have around three times more cash available for that.

A. Simon Okay. So you think you have three times more available then what you will need, that's what you were saying. Okay, I'm glad I clarified that. Okay, so EBITDA within 12 months and then free cash flow within 18 months, is that right?

D. Buckel      Yes, within two quarters later.

A. Simon       Great. Sounds terrific. Thank you.

D. Buckel      Thanks for joining us Andrew.

Coordinator    Thank you. Our final question comes from John Waltheson, from
               Paradigm Capital.

J. Waltheson   Yes, a quick question on the basis that you're making these projections of the 12 months EBITDA neutral and 18 months cash flow neutral, what are the assumptions that we're using? Should we basically extrapolate from the trends we see third quarter to fourth quarter that you commented on? Or, are there other factors that should come into play to achieve those?

D. Buckel      There are clearly other factors, and if you extrapolate the combined Interland and HostPro, what you need to do is also extrapolate the improvement that you're seeing. But in addition to that, you have to think of the logical synergies that are out there when you do have a merger.

               For example, both companies have a larger marketing effort. Do you think combined we'll need that? Some of the G&A efforts, just combined; do you think we'll need all that? Just those logical synergies alone, without even dipping into the cost of goods sold improvements we'll have by data center efficiencies, should bring you to that same conclusion that we have.

J. Waltheson   Have you put a number on what you think the synergies are? You gave quite a bit of information, and that one escaped me, if you did.

D. Buckel      Yes, we were conservative, at our last earnings call we said those synergies would be $20 million to $30 million. We're obviously shooting to beat that, but we like to be conservative.

J. Waltheson   It still looks like a good number then, but it's conservative.
               Okay great, thanks a lot.

D. Buckel      You're welcome. Thanks for joining us.

Coordinator    We do have time for one more question and that question comes from Andrew Simon of First Albany Asset Management.

A. Simon Thanks, I appreciate it. Actually John's question just now reminded me of something else that I've been worrying about. In your slides before, you talked about $160 million to $180 million of revenue, but the growth rate is 5% to 10% in the fourth quarter. How do you get to that revenue target or is that no longer a number that I should be thinking about?

D. Buckel      You can think of that number again, we're trying to be very conservative. Our main goal is profitability, so as we do care about revenue growth, the most important part is to be profitable. We're still in the 10% range, and on that range that will get you there.

A. Simon Okay, wait a minute. I don't understand how the 10% gets you there, because I thought the revenue for this year was going to be about $100 million.

D. Buckel      No, if you look at the two company's run rates for the most recent reported quarters, it will be over $100 million and Interland's quarter will be reported soon after June 30th. So hopefully that run rate will improve too. But if you want to give me a call privately, we can over what those numbers would be, and I can help you through that.

A. Simon       Okay, thanks David, I'll call you. Sorry to have bogged you down.

D. Buckel      Nice to hear from you.

A. Simon       Thanks.

Coordinator    At this time I show no further questions and would like to turn the meeting back over to Mr. Buckel.

D. Buckel      We'd like to thank everybody for joining us. Again, we are very excited about where we are and we can't wait to prove our results to you in the future. Thank you and good-bye.

Coordinator    Thank your participating in today's conference call and have a good day.